      As filed with the Securities and Exchange Commission on May 13, 2003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                             ----------------------
                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                     (under Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934)

                              CLAYTON HOMES, INC.
                       (Name of Subject Company (Issuer))

                              CLAYTON HOMES, INC.
                       (Name of Filing Person (Offeror))

      Options to Purchase Shares of Common Stock, $.10 Par Value Per Share
                         (Title of Class of Securities)

                                  184190-10-6
                     (CUSIP Number of Class of Securities)

                                Kevin T. Clayton
                          Chief Executive Officer and
                                   President
                               5000 Clayton Road
                           Maryville, Tennessee 37804
                                 (865) 380-3000
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)
                             ----------------------
                                   Copies to:
                             Allen C. Goolsby, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219
                                 (804) 788-8200

                           CALCULATION OF FILING FEE

                TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
                      $19,499,315                                                 $1,577

*Based upon the purchase of all options for which this offer is being made.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,419        Filing Party:  Clayton Homes, Inc.
Form or Registration No.:  Schedule 14A  Date Filed:    April 18, 2003

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]  third party tender offer subject to Rule 14d-1          [ ]  going-private transaction subject to Rule 13e-3
[X]  issuer tender offer subject to Rule 13e-4               [ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
--------------------------------------------------------------------------------
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

       This Issuer Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Clayton Homes, Inc., a Delaware corporation (the "Company"), to purchase for cancellation certain of its outstanding options to purchase shares of its common stock, $.10 par value per share, for a cash payment (which will be reduced by tax withholding), as set forth on a per option basis in the table below:

                                         NUMBER OF        CASH PAYMENT PER
    GRANT DATE       EXERCISE PRICE   ELIGIBLE OPTIONS     ELIGIBLE OPTION         TOTAL
-------------------  --------------   ----------------   -------------------   --------------
11/10/93 (vested)        $ 7.22            108,000            $5.28            $   570,240.00
11/10/93 (unvested)        7.22              3,050             3.70263              11,293.02
 1/03/94                   7.22             20,366             5.28                107,532.48
 2/09/94                   7.22             17,471             5.28                 92,246.88
11/09/94 (vested)          7.22            245,072             5.28              1,293,980.16
11/09/94 (unvested)        7.22              8,540             4.20870              35,942.30
 7/01/94                   7.53             12,200             3.72318              45,422.80
 7/01/93                   7.54             12,200             4.96                 60,512.00
 7/02/97                   8.19            170,283             4.77769             813,559.39
12/08/93                   8.27              5,953             4.23                 25,181.19
 5/11/94                   8.29              5,490             4.21                 23,112.90
 7/03/00                   8.38             87,700             5.36541             470,546.46
 7/03/95                   8.51            139,568             3.82586             533,967.63
11/01/00                   9.31            566,675             4.14480           2,348,754.54
10/27/99                   9.38            456,100             3.63089           1,656,048.93
11/14/96 (vested)         10.32            243,103             2.18                529,964.54
11/14/96 (unvested)       10.32             14,058             1.76681              24,837.81
10/30/02                  11.19            778,750             4.20703           3,276,244.61
 7/01/97                  11.50             31,250             3.6677l             114,615.94
 7/01/99                  11.88             68,300             4.15245             283,612.34
11/12/98                  11.90            738,055             2.10245           1,551,723.73
11/12/97                  12.60            382,501             0.83540             319,541.34
 7/01/96                  12.80             22,649             2.86583              64,908.18
10/30/01                  13.55            923,050             3.30030           3,046,341.91
11/08/95                  13.70            295,334             2.28863             675,910.26
 1/01/99                  13.81            280,000             1.64012             459,233.60
 7/01/02                  15.28            134,500             4.03075             542,135.88
 7/02/01                  15.65             90,500             3.49858             316,621.49
 7/01/98                  15.75             67,750             3.03030             205,302.83
       TOTAL                             5,928,468                             $19,499,315.14

       The offer is limited to vested and unvested options granted under the Company's 1991 Employee Stock Incentive Plan, 1994 Directors' Equity Plan and 1997 Employee Stock Incentive Plan and vested options granted under the Company's 1996 Outside Directors Equity Plan. The Company's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated
            , 2003 (the "Offer to Purchase"), and in the related election form, which, as amended or supplemented from time to time, together constitute the offer, copies of which are attached as Exhibit (a)(1)(A) and (a)(1)(B), respectively, and incorporated herein by reference. Subject to the terms and conditions set forth in the Offer to Purchase and the related election form, all eligible options tendered and accepted by the Company pursuant to the offer will be purchased and cancelled.

       This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

       The information in the Offer to Purchase and the related election form, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in response to Items 1, 2, 4, 5, 6, 7, 8 and 11 of this Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

       (a) The issuer of the securities to which this Schedule TO relates is Clayton Homes, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 5000 Clayton Road, Maryville, Tennessee 37804. The following table names each person specified in Instruction C to Schedule TO. Each person's business address is the same as the Company's, 5000 Clayton Road, Maryville, Tennessee 37804, and each person's business telephone number is (865) 380-3000.

NAME                                             POSITION
----                                             --------
James L. Clayton            Chairman of the Board of Directors
B. Joe Clayton              Director
Kevin T. Clayton            Director, Chief Executive Officer and President
Steven G. Davis             Director
Dan W. Evins                Director
Wilma H. Jordan             Director
Thomas N. McAdams           Director
C. Warren Neel              Director
David M. Booth              Executive Vice President and President, Retail
Richard D. Strachan         Executive Vice President and President,
                            Manufacturing
John J. Kalec               Executive Vice President and Chief Financial
                            Officer
Walter A. Morgan            Vice President and General Manager, Communities

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

       Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

       Not applicable.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(A)    Offer to Purchase, dated         , 2003.
(a)(1)(B)    Form of Election to Tender Options.*
(a)(1)(C)    Letter to Eligible Option Holders.
(a)(2)-(5)   Not applicable.
(b)          Not applicable.
(d)(1)(A)    Agreement and Plan of Merger, dated as of April 1, 2003, by and among Berkshire Hathaway Inc., B Merger Sub Inc. and the
             Company (filed as Exhibit 2.1 to the Current Report on Form
             8-K, filed April 2, 2003, and incorporated herein by
             reference).
(d)(1)(B)    Stockholders Agreement, dated as of April 1, 2003, by and
             among James T. Clayton, the Clayton Family Foundation,
             Berkshire Hathaway Inc. and B Merger Sub Inc. (filed as
             Exhibit 2.2 to the Current Report on Form 8-K, filed April
             2, 2003, and incorporated herein by reference).
(g)          Not applicable.
(h)          Not applicable.

---------------

* To be filed by amendment.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

       Not applicable.

                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          CLAYTON HOMES, INC.

                                          By:     /s/ KEVIN T. CLAYTON
                                            ------------------------------------
                                            Kevin T. Clayton
                                            Chief Executive Officer and
                                              President

Dated: May 13, 2003

                                 EXHIBIT INDEX

  EXHIBIT NO.   DESCRIPTION
  -----------   -----------
  (a)(1)(A)     Offer to Purchase, dated        , 2003.
  (a)(1)(B)     Form of Election to Tender Options.*
  (a)(1)(C)     Letter to Eligible Option Holders.
  (a)(2)-(5)    Not applicable.
  (b)           Not applicable.
  (d)(1)(A)     Agreement and Plan of Merger, dated as of April 1, 2003, by and among Berkshire Hathaway Inc., B Merger Sub Inc. and the
                Company (filed as Exhibit 2.1 to the Current Report on Form
                8-K, filed April 2, 2003, and incorporated herein by
                reference).
  (d)(1)(B)     Stockholders Agreement, dated as of April 1, 2003, by and
                among James T. Clayton, the Clayton Family Foundation,
                Berkshire Hathaway Inc. and B Merger Sub Inc. (filed as
                Exhibit 2.2 to the Current Report on Form 8-K, filed April
                2, 2003, and incorporated herein by reference).
  (g)           Not applicable.
  (h)           Not applicable.

----------------

* To be filed by amendment.